UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the monthly period ended November 30, 2019
Commission File Number 001-38332
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QIAGEN N.V.
(Translation of registrant’s name into English)
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Hulsterweg 82
5912 PL Venlo
The Netherlands
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On November 15, 2019, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing it has begun a review of potential strategic alternatives. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: November 15, 2019

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated November 15, 2019

Exhibit 99.1

QIAGEN receives several conditional, non-binding indications of interest, enters into discussions to explore potential strategic alternatives
Venlo, The Netherlands, November 15, 2019 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) ("QIAGEN" or the "Company") announces it has begun a review of potential strategic alternatives after receiving several conditional, non-binding indications of interest for the acquisition of all issued and outstanding shares of the Company.
The Supervisory Board and the Management Board of QIAGEN, in accordance with their fiduciary duties and as part of the review of potential strategic alternatives, are starting discussions with interested parties. These discussions aim to explore potential strategic alternatives that could provide greater value creation opportunities than the already strong stand-alone growth prospects for the Company, taking into consideration the interests of QIAGEN’s stakeholders including its shareholders.
There is no guarantee or certainty that these discussions will lead to a recommended firm offer to all shareholders of the Company.
QIAGEN remains committed to serving its more than 500,000 customers worldwide with a portfolio of Sample to Insight solutions focused on exciting areas of molecular testing, executing on strategies for growth while continuing to exercise financial discipline.
Further announcements will be made if and when required.

About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of September 30, 2019, QIAGEN employed approximately 5,200 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.
Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such statements include statements with respect to the Company's strategic plans and exploration of strategic alternatives. Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements, including with respect to the status of any discussions with potential counterparties, the possibility of completing a transaction, and any outcome of a strategic alternative evaluation process. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from our expectations expressed or implied by the forward-looking statements, including, but not limited to, the general uncertainty around future plans for the Company. Additionally, the Company’s exploration of strategic alternatives represents a potential material change in business strategy, which the Company may not be able to execute effectively, on any specific timeline, or at all, and its failure to do so may impact the price and volatility of the Company’s publicly traded shares. These risks and uncertainties could cause actual results to differ materially from those indicated by the forward-looking statements made in this announcement. Such forward-looking statements also are subject to risks and uncertainties related to the Company’s business, including but not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics); variability of operating results and allocations between customer classes; the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC). Any such forward-looking statements represent management's estimates as of the date of this announcement. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change, except as required by law or by any appropriate regulatory authority. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this announcement.

Contacts

John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 11711 and +1 240 686 2222
john.gilardi@qiagen.com

Phoebe Loh
Associate Director Investor Relations
+49 2103 29 11457
phoebe.loh@qiagen.com

Dr. Thomas Theuringer
Senior Director Public Relations and Digital Communications
+49 2103 29 11826 and +1 240 686 7425
thomas.theuringer@qiagen.com

Robert Reitze
Senior Manager Public Relations
+49 2103 29 11676
robert.reitze@qiagen.com

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